EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

04030937

By Airmail

8th June, 2004.

Attn: Filing Desk - Stop 1-4

SUPPL

JUN 21 2004

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 1st June 2004, I enclose one copy of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 8th June 2004, confirming that The Goldman Sachs Group, Inc. had, as at 4th June 2004, decreased its interest in EMI Group plc Ordinary Shares of 14p each to 44,549,170 shares, being 5.64% of the shares in issue.

Yours faithfully,

PROCESSED
JUN 23 2004
THOMSON
FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

dlw 6/23

Enc.

27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/36

Company Announcements Office,
London Stock Exchange.

8th June, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated 7th June 2004 and received by fax on 8th June 2004, that, as at 4th June 2004, The Goldman Sachs Group, Inc. had decreased its interest in EMI Group plc Ordinary Shares of 14p each to 44,549,170 shares, being 5.64% of the shares in issue. We were further notified that 26,853,241 shares were held by Goldman, Sachs & Co. and 17,695,929 shares were beneficially owned by Goldman Sachs International, both companies being direct subsidiaries of The Goldman Sachs Group, Inc.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001